UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35534 / April 14, 2025

In the Matter of

Carlyle Global Credit Investment Management L.L.C.
Carlyle Credit Solutions, Inc.

One Vanderbilt Avenue, Suite
3400, New York, NY 10017

(812-15710)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Carlyle Global Credit Investment Management L.L.C. and Carlyle Credit Solutions, Inc. filed an
application on February 28, 2025, and an amendment to the application on March 17, 2025,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain
closed-end management investment companies that have elected to be regulated as business
development companies to issue multiple classes of shares with varying sales loads and to
impose asset-based distribution and/or service fees.

On March 17, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35504). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Carlyle Global Credit Investment Management L.L.C., et al. (File
No. 812-15710),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.